UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2018
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
26550 Acheson Road
Acheson, Alberta T7X 6B2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2018.

2.	Management’s Discussion and Analysis for the three and six months ended June 30, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: July 31, 2018

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
CONSTRUCTION GROUP

CATERPILLAR
CAT
CAT
679
CO817

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash	$2,836	$8,186
Accounts receivable, net (note 7(c))	53,142	46,806
Contract assets (note 7(c))	8,848	21,572
Inventories	6,201	4,754
Prepaid expenses and deposits	2,882	1,898
Assets held for sale	4,066	5,642
	77,975	88,858
Property, plant and equipment (net of accumulated depreciation of $234,308, December 31, 2017 – $220,320)	307,293	278,648
Other assets (note 7(f))	5,355	5,599
Deferred tax assets	8,427	10,539
Total assets	$399,050	$383,644
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$48,579	$35,191
Accrued liabilities	9,410	12,434
Contract liabilities (note 7(c))	773	824
Current portion of capital lease obligation	28,441	29,136
	87,203	77,585
Long term debt (note 5(a))	62,190	70,065
Capital lease obligations	40,527	37,833
Other long term obligations	18,231	14,080
Deferred tax liabilities	40,180	38,157
	248,331	237,720
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – 27,300,585 (December 31, 2017 – 28,070,150)) (note 9(a))	223,603	231,020
Treasury shares (2,716,023 (December 31, 2017 - 2,617,926)) (note 9(a))	(13,013)	(12,350)
Additional paid-in capital	57,169	54,416
Deficit	(117,040)	(127,162)
	150,719	145,924
Total liabilities and shareholders’ equity	$399,050	$383,644
Subsequent events (note 7(d))
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue (note 7)	$79,471	$47,624	$194,174	$140,466
Project costs	31,793	21,990	73,256	51,197
Equipment costs	26,990	18,720	55,247	44,775
Depreciation	11,037	8,073	29,229	22,631
Gross profit (loss)	9,651	(1,159)	36,442	21,863
General and administrative expenses	8,207	5,335	16,008	13,410
Loss on sublease	—	—	1,732	—
(Gain) loss on disposal of property, plant and equipment	(185)	5	(105)	219
Gain on disposal of assets held for sale	(155)	(115)	(197)	(183)
Amortization of intangible assets	88	206	241	558
Operating income (loss) before the undernoted	1,696	(6,590)	18,763	7,859
Interest expense, net (note 8)	1,622	1,758	3,441	3,124
Foreign exchange loss	33	15	23	12
Income (loss) before income taxes	41	(8,363)	15,299	4,723
Deferred income tax expense (benefit)	8	(2,163)	4,135	1,324
Net income (loss) and comprehensive income (loss)	$33	$(6,200)	$11,164	$3,399
Per share information
Net income (loss) - basic (note 9(b))	$0.00	$(0.23)	$0.45	$0.12
Net income (loss) - diluted (note 9(b))	$0.00	$(0.23)	$0.38	$0.11
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	3,399	3,399
Exercised options	910	—	(364)	—	546
Stock-based compensation	—	299	613		912
Dividends (note 9(d)) ($0.04 per share)	—	—	—	(1,101)	(1,101)
Share purchase program (note 9(c))	(9,760)	—	2,289	—	(7,471)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	—	(3,601)	—	—	(3,601)
Balance at June 30, 2017	$243,783	$(12,596)	$48,453	$(128,002)	$151,638

Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924
Adoption of accounting standard (note 3(a(i)))	—	—	—	(45)	(45)
Net income	—	—	—	11,164	11,164
Exercised options	1,097	—	(438)	—	659
Stock-based compensation	—	—	1,795	—	1,795
Dividends (note 9(d)) ($0.04 per share)	—	—	—	(997)	(997)
Share purchase program (note 9(c))	(8,514)	—	1,396	—	(7,118)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	—	(663)	—	—	(663)
Balance at June 30, 2018	$223,603	$(13,013)	$57,169	$(117,040)	$150,719
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities:
Net income (loss)	$33	$(6,200)	$11,164	$3,399
Adjustments to reconcile to net cash from operating activities:
Depreciation	11,037	8,073	29,229	22,631
Amortization of intangible assets	88	206	241	558
Amortization of deferred financing costs (note 8)	132	131	262	213
Loss on sublease	—	—	1,732	—
(Gain) loss on disposal of property, plant and equipment	(185)	5	(105)	219
Gain on disposal of assets held for sale	(155)	(115)	(197)	(183)
Stock-based compensation expense	2,757	391	4,655	2,449
Other adjustments to cash from operating activities	(56)	50	(24)	76
Deferred income tax expense	8	(2,163)	4,135	1,324
Net changes in non-cash working capital (note 10(b))	12,130	19,325	13,733	14,104
	25,789	19,703	64,825	44,790
Investing activities:
Purchase of property, plant and equipment	(22,369)	(7,010)	(41,222)	(26,473)
Proceeds on disposal of property, plant and equipment	190	58	1,544	9,523
Proceeds on disposal of assets held for sale	752	1,125	862	1,335
Additions to intangible assets	(84)	(25)	(84)	(25)
Net repayment of (advances to) partnership loan (note 4)	102	(256)	765	(256)
Investment in partnership (note 4)	—	(1,177)	—	(1,177)
	(21,409)	(7,285)	(38,135)	(17,073)
Financing activities:
Repayment of Credit Facility	(14,000)	(5,670)	(27,000)	(17,741)
Increase in Credit Facility	14,000	—	19,000	—
Issuance of Convertible Debentures (note 5(c))	—	—	—	40,000
Financing costs	—	8	—	(2,213)
Repayment of capital lease obligations	(8,512)	(7,884)	(15,903)	(14,717)
Proceeds from options exercised	252	251	659	546
Dividend payment	(505)	(559)	(1,015)	(1,128)
Share purchase program (note 9(c))	(4,827)	(7,471)	(7,118)	(7,471)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	(57)	(530)	(663)	(4,074)
	(13,649)	(21,855)	(32,040)	(6,798)
(Decrease) increase in cash	(9,269)	(9,437)	(5,350)	20,919
Cash, beginning of period	12,105	44,022	8,186	13,666
Cash, end of period	$2,836	$34,585	$2,836	$34,585
Supplemental cash flow information (note 10(a)).
See accompanying notes to interim consolidated financial statements.

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Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Construction Group Ltd. ("the Company"), provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada. On April 11, 2018, the Company, formerly known as North American Energy Partners Inc., announced the change of its the name to "North American Construction Group Ltd.".
These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, North American Construction Management Ltd., formerly known as "NACGI", North American Construction Holdings Inc., North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”), NACG Properties Inc., and NACG Acheson Ltd., and the following 100% owned, Canadian incorporated subsidiaries of NACHI as of June 30, 2018:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.
2) Significant accounting policies
a) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The impacts of the adoption on the Company’s financial results are summarized in "Note 3(a(i)) -Revenue from Contracts with Customers" as a result of adopting Topic 606 and are detailed below.
i) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and-materials and cost-plus contracts. When the commercial terms are lump-sum, unit-price and cost-plus, the contract scope and value is typically defined. Time-and-materials contracts are generally undefined in scope and total price.
Operations support services revenue is mainly generated under long term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a

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commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint. The estimation process related to the percentage of completion has not changed with the adoption of Topic 606. Refer to the Company’s discussion of the use of estimates included in “Note 2 - Significant accounting policies” of the Company’s annual financial statement for the year ended December 31, 2017.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contract. Customer invoicing can range between daily and monthly and payment terms range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include a significant integration service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Currently, the Company has constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
The Company's performance obligations typically are satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s

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performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue. The Company offers a variety of equipment for rental to its customers. Rental revenue is recognized daily at the applicable rates stated in the rental contract.
ii) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

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Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on forecasted jobs where the percentage of completion method of revenue recognition requires an accrual over what has been earned and billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
iii) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs.
Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less.
Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
iv) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company's long term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced.
v) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Revenue from Contracts with Customers
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The Company used the modified cumulative effect retrospective transition method by recognizing the cumulative effect as an adjustment to the opening balance of equity at January 1, 2018. The Company applied Topic 606 to contracts that were not completed at the time of transition and elected to not separately evaluate the effects of each contract modification prior to the date of adoption. Therefore, comparative financial information has not been adjusted and continues to be reported under the prior standard.
The main impact of the application of this new standard reflected through the adjustment to the opening balance of equity at January 1, 2018 relates to the change in the treatment of mobilization costs which were previously considered a component of the contract. Mobilization costs are now considered a cost to fulfill the contract and not part of the performance obligation. This resulted in a reversal in the amount of cumulative revenue recognized, which was offset by associated amortization expense. The net impact to opening retained earnings at January 1, 2018 is $45. Other adjustments include a reclassification of unconditional rights to consideration between contract assets and accounts receivable due to a change in presentation requirements for contract balances.

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The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated balance sheets at June 30, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Assets
Current assets
Accounts receivable, net	$53,142	$(4,460)	$48,682
Contract assets	8,848	(8,848)	—
Unbilled revenue	—	13,806	13,806
	77,975	498	78,473
Other assets	5,355	(466)	4,889
	$399,050	$32	$399,082
Liabilities and shareholders' equity
Current liabilities
Contract liabilities	$773	$(773)	$—
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	773	773
	87,203	—	87,203
Deferred tax liabilities	40,180	9	40,189
	$248,331	$9	$248,340
Shareholders' equity
Deficit	(117,040)	23	(117,017)
	$150,719	$23	$150,742
Total liabilities and shareholders' equity	$399,050	$32	$399,082
Amounts previously classified as unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts are now classified as contract assets and contract liabilities, respectively. For consistency, these new classifications have been applied to amounts in comparative prior periods on the consolidated balance sheets and within the notes that follow.
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2018:

	Three months ended June 30, 2018			Six months ended June 30, 2018
(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606	As Reported	Adjustments	Balances without adoption of Topic 606
Revenue	$79,471	$687	$80,158	$194,174	$498	$194,672
Project costs	31,793	353	32,146	73,256	466	73,722
Gross profit	$9,651	$334	$9,985	$36,442	$32	$36,474
Operating income before the undernoted	$1,696	$334	$2,030	$18,763	$32	$18,795
Income before income taxes	$41	$334	$375	$15,299	$32	$15,331
Deferred income tax expense	8	91	99	4,135	9	4,144
Net income	$33	$243	$276	$11,164	$23	$11,187
Comprehensive income	$33	$243	$276	$11,164	$23	$11,187

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The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of cash flows for the three and six months ended June 30, 2018:

	Three months ended June 30, 2018			Six months ended June 30, 2018
(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606	As Reported	Adjustments	Balances without adoption of Topic 606
Cash provided by (used in):
Operating activities:
Net income	$33	$243	$276	$(6,200)	$23	$(6,177)
Deferred income tax expense	8	91	99	(2,163)	9	(2,154)
Net changes in non-cash working capital (note 10(b))	12,130	(334)	11,796	19,325	(32)	19,293
	25,789	—	25,789	19,703	—	19,703
Decrease in cash	$(9,269)	$—	$(9,269)	$(9,437)	$—	$(9,437)
ii) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
iii) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under the new revenue standard. The new lease standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The new standard will result in an effect to the right-of-use assets and liabilities on the consolidated balance sheets. The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
4) Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("Dene Sky"). The partnership was formed for the purpose of establishing a

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strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses of the unincorporated entity. Under the partnership agreement, the Company is, as between the partners, contingently liable for its proportionate of the partnership's obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.
At inception of the partnership, the Company contributed cash consideration of $2,308 towards the partnership and the combined assets and liabilities were proportionately recognized within the Company's consolidated financial statements at 49%. The Company records its share of the partnership assets, liabilities, revenues and expenses within its consolidated financial statements using the proportionate consolidation method.
The financial data for the Company's 49% interest included in the consolidated financial statements is summarized as follows:
Balance Sheet

	June 30, 2018	December 31, 2017
Assets
Current assets	$596	$1,868
Non-current assets	2,102	2,275
Total assets	$2,698	$4,143
Liabilities
Current liabilities	$774	$1,094
Long term liabilities	329	1,141
Total liabilities	$1,103	$2,235

Net assets	$1,595	$1,908
As at June 30, 2018, the Company had issued a loan to Dene North Site Services in the amount of $400, which is included in the above current liabilities at 49%. Upon consolidation, the residual receivable amount is included in other assets within the Company's consolidated balance sheets.
Statement of Operations and Comprehensive Loss

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues	$531	$570	$1,126	$570
Gross loss (i)	(36)	(196)	(164)	(196)
Loss before taxes	(95)	(532)	(313)	(532)
Net loss and comprehensive loss(ii)	$(95)	$(532)	$(313)	$(532)
(i) Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.

11

NOA

5) Long term debt
a) Long term debt amounts are as follows:
Long term:

	June 30, 2018	December 31, 2017
Credit Facility (note 5(b))	$24,000	$32,000
Convertible Debentures (note 5(c))	40,000	40,000
Less: deferred financing costs	(1,810)	(1,935)
	$62,190	$70,065
b) Credit Facility
On August 1, 2017, the Company entered into the current Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The Credit Facility permits additional capital lease debt to a limit of $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.
As at June 30, 2018, there was $0.9 million (December 31, 2017 - $0.8 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $115.1 million (December 31, 2017 - $107.2 million).
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The first covenant is the senior leverage ratio ("Senior Leverage Ratio") is defined as senior debt ("Senior Debt" is defined as interest bearing debt excluding Convertible Debentures) as compared to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA"). The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Adjusted EBITDA less cash taxes compared to Fixed Charges. Fixed charges ("Fixed Charges") is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.5:1 for four quarters following the acquisition. As at June 30, 2018, the Company was in compliance with financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
During the three and six months ended June 30, 2017, financing costs of $nil and $28, respectively, were incurred in connection with signing of the Credit Facility. These fees were recorded as deferred financing costs and are being amortized to interest expense over the term to maturity of the Credit Facility.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which matures on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

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The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and six months ended June 30, 2017, a recovery of financing costs of $8 and financing costs of $2,185 were incurred, respectively, in connection with the issuance of the Convertible Debentures. These fees were included within deferred financing costs as a direct reduction to the carrying amount of long term debt and are being amortized to interest expense using the effective interest method over the term to maturity.
6) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loan to partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations	Level 2	$68,968	$63,913	$66,969	$61,872
Convertible Debentures	Level 2	$40,000	$41,400	$40,000	$38,700
Credit Facility	Level 3	$24,000	$24,000	$32,000	$32,000
7) Revenue
a) Disaggregation of revenue
In the following table, revenue is disaggregated by source, commercial terms and method of revenue recognition.

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue by source
Construction services	$8,704	$2,090	$25,138	$4,771
Operations support services	70,767	45,534	169,036	135,695
	$79,471	$47,624	$194,174	$140,466

By commercial terms
Time-and-materials	$35,040	$24,141	$62,427	$42,492
Unit-price	44,431	23,483	126,759	97,897
Cost-plus	—	—	4,988	77
	$79,471	$47,624	$194,174	$140,466

Revenue recognition method
Cost-to-cost percent complete	$32,848	$5,447	$106,902	$67,852
As-invoiced	46,623	42,177	87,272	72,614
	$79,471	$47,624	$194,174	$140,466

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b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Customer A	48%	48%	43%	47%
Customer B	21%	26%	19%	19%
Customer C	18%	17%	25%	31%
c) Contract balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	June 30, 2018	December 31, 2017
Contract receivables, included in accounts receivable, net	$51,263	$45,716
Contract assets	8,848	21,572
Contract liabilities	773	824
Significant changes in the contract assets are summarized:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Transferred to receivables from contract assets recognized at the beginning of the period	$(4,858)	$(4,126)	$(14,700)	$(9,107)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	2,338	2,510	1,934	2,510
Increases as a result of work completed, but not yet an unconditional right to consideration	18	8,712	42	8,715
Significant changes in the contract liabilities are summarized:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(1,693)	$(819)	$(56)	$(347)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	10	5	47
Revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods during the three and six months ended June 30, 2018 was $1,858 and $3,787, respectively (three and six months ended June 30, 2017 - $735 and $1,775, respectively). These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the six months ended June 30, 2018 of $49 (six months ended June 30, 2017 - $285).
The table below represents the classification of such uncollected consideration on the balance sheet:

	June 30, 2018	December 31, 2017
Accounts receivable	$453	$358
Contract assets	6,921	7,662
	$7,374	$8,020
Subsequent to June 30, 2018, $49 of the variable consideration related to unpriced contract modifications were settled with the customer.

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e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

2018	$54,866
2019	94,424
2020	96,293
2021	82,910
Total	$328,493
f) Contract costs
The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	June 30, 2018	December 31, 2017
Reimbursable bid costs	$624	$422
Fulfillment costs	466	—
	$1,090	$422
During the three and six months ended June 30, 2018, reimbursable bid costs of $17 and $202 were capitalized, respectively (three and six months ended June 30, 2017 - $nil and $nil, respectively).
During the three and six months ended June 30, 2018, fulfillment costs of $54 and $1,155 were capitalized (three and six months ended June 30, 2017 - $nil and $nil), respectively. Included in the amount capitalized during the six months ended June 30, 2018 is $502 that was capitalized on January 1, 2018 upon adoption of the new revenue standard.
8) Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Interest on capital lease obligations	$809	$817	$1,577	$1,559
Amortization of deferred financing costs	132	131	262	213
Interest on Credit Facility	175	322	616	767
Interest on Convertible Debentures	549	551	1,091	653
Interest on long term debt	$1,665	$1,821	$3,546	$3,192
Other interest income	(43)	(63)	(105)	(68)
	$1,622	$1,758	$3,441	$3,124
9) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	223,020	—	223,020
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(98,097)	(98,097)
Retired through share purchase program (note 9(c))	(992,585)		(992,585)
Issued and outstanding at June 30, 2018	27,300,585	(2,716,023)	24,584,562

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NOA

b) Net income (loss) per share

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Net income available to common shareholders	$33	$(6,200)	$11,164	$3,399
Interest from Convertible Debentures (after tax)	—	—	888	—
Diluted net income available to common shareholders	$33	$(6,200)	$12,052	$3,399

Weighted average number of common shares	24,718,484	27,241,717	25,000,063	27,621,141
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,715,491	—	2,683,672	2,627,419
Dilutive effect of stock options	233,861	—	258,950	311,097
Dilutive effect of Convertible Debentures	—	—	3,686,636	—
Weighted average number of diluted common shares	27,667,836	27,241,717	31,629,321	30,559,657

Basic net income (loss) per share	$0.00	$(0.23)	$0.45	$0.12
Diluted net income (loss) per share	$0.00	$(0.23)	$0.38	$0.11
For the three months ended June 30, 2018, there were 155,232 stock options and 3,686,636 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (three months ended June 30, 2017 - 1,010,400 stock options, 2,695,626 treasury shares and 3,686,636 shares issuable on conversion of Convertible Debentures were anti-dilutive). For the six months ended June 30, 2018, there were 176,269 stock options that were anti-dilutive and therefore not included in computing earnings per share (six months ended June 30, 2017 - 483,740 stock options and 2,211,982 shares issuable on conversion of Convertible Debentures were anti-dilutive).
c) Share purchase program
Commencing on August 14, 2017, the Company engaged in a normal course issuer bid ("NCIB"), expiring August 13, 2018, under which a maximum number of 2,424,333 common shares were authorized to be purchased. As at December 31, 2017, 1,142,762 shares had been purchased and subsequently cancelled under this NCIB. During the six months ended June 30, 2018, the Company purchased and subsequently cancelled a further 992,585 shares. As at June 30, 2018, 288,986 shares remain available to be purchased under this NCIB through the Toronto Stock Exchange or the New York Stock Exchange.
d) Dividends
On May 1, 2018, the Company declared its second quarter 2018 dividend of $0.02 per share payable to shareholders of record as of May 31, 2018. At June 30, 2018, the dividend payable of $493 was included in accrued liabilities and was subsequently paid to shareholders on July 6, 2018.
On February 13, 2018, the Company declared its first quarter 2018 dividend of $0.02 per share totaling $504 which was paid on April 6, 2018 to shareholders of record as of March 6, 2018.

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10) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash paid during the period for:
Interest	$1,207	$1,075	$3,524	$2,215
Cash received during the period for:
Interest	28	61	32	68
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	1,418	6,895	17,902	22,256
Reclass from (to) property, plant and equipment to (from) assets held for sale	421	365	(911)	1,215
Non-cash working capital exclusions:
Net decrease in contract assets related to adoption of accounting standard	—	—	547	—
Net increase in other assets related to adoption of accounting standard	—	—	(502)	—
Net increase in inventory related to the initial investment in the partnership	—	(15)	—	(15)
Net increase in prepaid expenses related to the initial investment in the partnership	—	(4)	—	(4)
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	—	—	—	56
Net decrease in accrued liabilities related to conversion of bonus compensation to DSUs	—	—	(326)	—
Net decrease in accrued liabilities related to dividend payable	(12)	(16)	(18)	(27)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Operating activities:
Accounts receivable	$9,554	$30,722	$(6,336)	$17,094
Contract assets	2,502	(7,096)	12,177	(2,117)
Inventories	(1,345)	1,015	(1,447)	560
Contract costs	144	—	(166)	—
Prepaid expenses and deposits	(326)	(1,230)	(1,152)	(809)
Accounts payable	3,045	(3,183)	13,388	3,050
Accrued liabilities	249	(94)	(2,680)	(3,374)
Contract liabilities	(1,693)	(809)	(51)	(300)
	$12,130	$19,325	$13,733	$14,104
11) Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
During the three and six months ended June 30, 2018, the Company received $79 and $157, respectively, of sublease proceeds (three and six months ended June 30, 2017 - $83 and $167, respectively).

17

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2018

NOA

Management’s Discussion and Analysis
For the three and six months ended June 30, 2018
A. EXPLANATORY NOTES
July 31, 2018
The following Management’s Discussion and Analysis ("MD&A") is as of July 31, 2018 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended June 30, 2018 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This Interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2017, together with our annual MD&A for the year ended December 31, 2017. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward-looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "margin", "EBIT", "EBITDA" and "Adjusted EBITDA" (as defined in our current credit agreement), "Total Debt", "Net Debt", and "Free Cash Flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and loss
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation.
We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
EBIT, EBITDA and Adjusted EBITDA
"EBIT" is defined as net income (loss) before interest expense and income taxes.
"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.
As discussed in "Resources and Systems - Capital Resources and Use of Cash" in this MD&A, our Credit Facility introduced a new non-GAAP measure "Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in our current Credit Facility.
We believe that Adjusted EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, we believe that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of our share price.
As EBIT, EBITDA and Adjusted EBITDA are non-GAAP financial measures, our computations of EBIT, EBITDA and Adjusted EBITDA may vary from others in our industry. EBIT, EBITDA and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Adjusted EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income (loss) margin", "EBIT margin" or "Adjusted EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Backlog
Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 7 - Revenue" in our financial statements.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.

NOA

Total Debt and Net Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"), and (iv) liabilities from hedge and swap arrangements. Our definition of Total Debt excludes deferred financing costs related to Total Debt. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free Cash Flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel Free Cash Flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
B. SIGNIFICANT BUSINESS EVENTS
Company Name Change
On April 11, 2018, our shareholders approved an amendment to the articles of our Company to change the name of the Company to “North American Construction Group Ltd.” The name change was effective on April 11, 2018, but trading on the TSX and NYSE did not commence under the new name until April 16, 2018. The Company’s trading symbol (TSX: NOA.TO / NYSE: NOA) remains the same. Following the name change, share certificates of “North American Energy Partners Inc.” remain valid until replaced on transfer and shareholders are not required to surrender and exchange their share certificates for share certificates with the new name. The name change does not, by itself, affect any of the rights of shareholders. In a related move, we concurrently changed the name of one of our subsidiaries to "North American Construction Management Ltd." from "North American Construction Group Inc.".
Extension of a Master Services Agreement and Two New Term Commitments
On June 4, 2018, we announced the successful negotiation of a two year extension to a key Master Services Agreement ("MSA") with a major oil sands customer, taking the expiration date for the MSA to August 2022. As part of the associated work scope, we secured a three year term commitment for overburden removal activity, commencing after the completion of the previously announced 2018 contract work that we are currently executing. The value of the incremental backlog* is anticipated to be approximately $120 million.
On June 20, 2018, we announced the successful negotiation of a second term contract related to the extension of the same key MSA with a customer. The work scope involves mine reclamation services and has a duration of three years, commencing with the upcoming 2018-2019 winter season. The value of this incremental backlog* is anticipated to be approximately $160.0 million.s
The addition of these two new contracts brings our total anticipated backlog* to $328.5 million, of which $54.9 million is expected to be performed over the balance of 2018.s

*
Backlog is a non-GAAP measure and is defined in "Explanatory Notes - Non-GAAP financial measures" in this MD&A. A reconciliation of our measure of backlog to the value of contract assets as reported in our financial statements is presented in "Financial Results - Backlog" in this MD&A.

Alberta Mine Safety Association Award of Safety Excellence
On June 16, 2018, we received the Alberta Mine Safety Association ("AMSA") Award of Safety Excellence for companies with over one million hours for mining work in Alberta, in recognition of our outstanding safety record during the 2017 calendar year. This is the second time we have been recognized with this award.
AMSA is an organization focused on ensuring Alberta mines are operated at the highest standards of safety. The organization is made up of Alberta mining, quarrying and oil sands industries, representing over 30 mines throughout the province. We were selected to receive this prestigious award for provincial mining companies and contractors by demonstrating exceptional safety performance in an active mine setting. The Award of Safety Excellence recognized our achievement of limiting our total injury frequency rate to 0.91, with over 1.3 million hours worked by our employees in active mine sites during 2017.

Normal Course Issuer Bid
On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. As at June 30, 2018, we have used $7,118 in cash to purchase and subsequently cancel 992,585 common shares at a weighted average price of $7.17 per share in the normal course during the current year. The current year NCIB program has reduced our outstanding balance to 24,584,562 common shares as at June 30, 2018. This outstanding common share balance is net of the 2,716,023 common shares classified as treasury shares as at June 30, 2018. Under this NCIB, there are 288,986 shares remaining that can be purchased and subsequently cancelled until its expiry on August 13, 2018.
Adoption of New US GAAP Revenue Standard
On January 1, 2018, we adopted the new US GAAP revenue standard, "ASC 606, Revenue from Contracts with Customers" ("Topic 606") issued jointly by the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB"). The new standard provided a revenue recognition model to follow for all types of contracts with customers and eliminated most industry-specific revenue guidance, including the construction industry guidance which had previously been applied to most of our contracts. We updated our revenue recognition process to align with the new standard which, in some cases changed the timing of when and how much revenue was recognized during the current period when compared to our previous revenue recognition process. The new revenue standard also changed how claims and contract modifications are accounted for which, in some cases could accelerate the recognition of revenue for these items when compared to our previous treatment of claims and contract modifications.
The adoption of the new revenue standard includes the requirement for additional disclosures in our consolidated financial statements. We have added "Note 7 - Revenue" to our consolidated financial statements to meet the FASB objective. the note includes the following sections, with terminology defined within each section:

•	Disaggregation of revenue

•	Customer revenues

•	Contract balances

•	Unpriced contract modifications

•	Transaction price allocated to the remaining performance obligations

•	Contract costs
Notable terminology and accounting changes as a result of the implementation of the new revenue standard may be referenced in this MD&A, such as:

•	Contract costs

•	Contract asset and contract liabilities

•	Contract receivables
The newly required disclosures can be found in "Note 7 - Revenue" in our most recent interim consolidated financial statements. For definitions and explanations of these new GAAP terms and the details of the accounting change, please refer to "Note 2 - Significant accounting policies" and "Note 3(a(i)) - Revenue from Contracts with Customers".

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C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$79,471	$47,624	$31,847
Project costs	31,793	21,990	9,803
Equipment costs	26,990	18,720	8,270
Depreciation	11,037	8,073	2,964
Gross profit (loss)(i)	$9,651	$(1,159)	$10,810
Gross profit (loss) margin(i)	12.1%	(2.4)%	14.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,450	4,944	506
Stock-based compensation expense	2,757	391	2,366
Operating income (loss)	1,696	(6,590)	8,286
Interest expense	1,622	1,758	(136)
Net income (loss)	33	(6,200)	6,233
Net income (loss) margin(i)	0.0%	(13.0)%	13.1%
EBIT(i)	1,663	(6,605)	8,268
EBIT margin(i)	2.1%	(13.9)%	16.0%
EBITDA(i)	12,788	1,674	11,114
Adjusted EBITDA(i)	$15,205	$1,955	$13,250
Adjusted EBITDA margin(i)	19.1%	4.1%	15.0%

Per share information
Net income (loss) - Basic	$0.00	$(0.23)	$0.23
Net income (loss) - Diluted	$0.00	$(0.23)	$0.23

Cash dividends per share	$0.02	$0.02	$0.00
(i) See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2018	2017
Net income (loss)	$33	$(6,200)
Adjustments:
Interest expense	1,622	1,758
Income tax expense (benefit)	8	(2,163)
EBIT	1,663	(6,605)
Adjustments:
Depreciation	11,037	8,073
Amortization of intangible assets	88	206
EBITDA	12,788	1,674
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(185)	5
Gain on disposal of assets held for sale	(155)	(115)
Equity classified stock-based compensation expense	1,075	611
Liability classified stock-based compensation expense	1,682	(220)
Adjusted EBITDA	$15,205	$1,955
Analysis of Consolidated Three Month Results
Revenue
For the three months ended June 30, 2018, revenue was $79.5 million, up from $47.6 million in the same period last year. Current year revenue was driven by an increase in both mine support services revenue and overburden removal and earthworks activity at each of the Mildred Lake and Millennium mines. Higher levels of heavy civil construction activity at the Kearl mine more than offset the drop in mine service activity at the same mine, compared to last year. We are continuing to generate civil construction revenue from our three-year mine support contract at the Highland Valley copper mine in British Columbia, which began in the third quarter of 2017 and from mine support services realized from our Dene North Site Services partnership (or "Dene North partnership") at multiple oil sands operations. While still not at significant levels, we continue to see increased activity generated from our new external maintenance service offering as interest continues to grow in our ability to be a cost effective and reliable alternative to established service providers.
Revenue in the comparable previous period was negatively affected by the cancellation of a significant earthworks contract as a result of a plant fire. We were able to secure replacement work for the majority of the fleet committed to the cancelled project, but lost the early start-up advantage as we had to relocate the equipment to other sites. The previous period also included mine support service revenue from the mobilization to the Fording River coal mine in British Columbia late in the quarter. This project was completed in the first quarter of 2018.
Gross profit (loss)
For the three months ended June 30, 2018, gross profit was $9.7 million, or a 12.1% gross profit margin, up from a $1.2 million gross loss in the same period last year. The strong improvement in current quarter gross profit was a result of more consistent activity levels through the quarter, compared to the previous period which was impacted by the aforementioned cancellation of a significant earthworks contract and subsequent equipment repositioning and delays in start-up of spring activities. Equipment costs as a percent of revenue in the current quarter improved over the prior period as the stronger and more consistent second quarter revenue supported the scheduled drawdown of maintenance backlog generated from our very strong first quarter winter works program. In comparison, the previous period's scheduled drawdown of maintenance backlog was at a disproportionate rate to our volumes in that period.
For the three months ended June 30, 2018, depreciation was $11.0 million, or 13.9% of revenue, up from $8.1 million, or 17.0% of revenue in the same period last year. The lower depreciation as a percent of revenue reflects the benefits realized from the purchase of used equipment at below market pricing combined with the benefits from our maintenance initiatives designed to extend the useful life of our equipment fleet beyond historical levels.
Operating income (loss)
For the three months ended June 30, 2018, we recorded operating income of $1.7 million, an increase from a $6.6 million operating loss for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $5.5 million for the quarter, slightly higher than the $4.9 million for the same period last year, driven primarily by higher short-term incentive costs and the one-time cost of consolidating our office space in Edmonton.
Stock-based compensation expense increased $2.4 million compared to the prior year primarily as a result of the effect of a stronger share price on the carrying value of our liability classified award plans.
Net income (loss)
For the three months ended June 30, 2018, we recorded net income of $0.0 million (basic and diluted income per share of $0.00), compared to the $6.2 million net loss (basic and diluted loss per share of $0.23) recorded for the same period last year.
Interest expense was $1.6 million for the quarter, down slightly from $1.8 million for the same period last year, primarily due to lower pricing secured under our current Credit Facility, executed during the third quarter or 2017. We recorded $0.0 million of deferred income tax expense in the current period compared to the $2.2 million of deferred income tax benefit recorded in the period year driven by the improved results in the current period.

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Summary of Consolidated Six Month Results

	Six months ended June 30,
(dollars in thousands, except per share amounts)	2018	2017	Change
Revenue	$194,174	$140,466	$53,708
Project costs	73,256	51,197	22,059
Equipment costs	55,247	44,775	10,472
Depreciation	29,229	22,631	6,598
Gross profit(i)	$36,442	$21,863	$14,579
Gross profit margin(i)	18.8%	15.6%	3.2%
Select financial information:
General and administrative expenses (excluding stock based compensation)	11,353	10,961	392
Stock based compensation expense	4,655	2,449	2,206
Loss on sublease	1,732	—	1,732
Operating income	18,763	7,859	10,904
Interest expense	3,441	3,124	317
Net income	11,164	3,399	7,765
Net income margin(i)	5.7%	2.4%	3.3%
EBIT(i)	18,740	7,847	10,893
EBIT margin(i)	9.7%	5.6%	4.1%
EBITDA(i)	48,210	31,036	17,174
Adjusted EBITDA(i)	$54,295	$33,521	$20,774
Adjusted EBITDA margin(i)	28.0%	23.9%	4.1%

Per share information
Net income - Basic	$0.45	$0.12	$0.33
Net income - Diluted	$0.38	$0.11	$0.27

Cash dividends per share	$0.04	$0.04	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income to EBIT, EBITDA and Adjusted EBITDA is as follows:

	Six months ended
	June 30,
(dollars in thousands)	2018	2017
Net income	$11,164	$3,399
Adjustments:
Interest expense	3,441	3,124
Income tax expense	4,135	1,324
EBIT	18,740	7,847
Adjustments:
Depreciation	29,229	22,631
Amortization of intangible assets	241	558
EBITDA	48,210	31,036
Adjustments:
(Gain) loss on disposal of property, plant and equipment	(105)	219
Gain on disposal of assets held for sale	(197)	(183)
Loss on sublease	1,732	—
Equity classified stock-based compensation expense	1,795	1,385
Liability classified stock-based compensation expense	2,860	1,064
Adjusted EBITDA	$54,295	$33,521
Analysis of Consolidated Six Month Results
Revenue
For the six months ended June 30, 2018, revenue was $194.2 million, up from $140.5 million in the same period last year.
The significant revenue growth in the current period compared to last year as a result of an increase in heavy civil construction work at the Kearl oil sands mine and the incremental activity provided by the Highland Valley copper mine located in central British Columbia; the latter as part of a 3-year civil construction and mine support contract awarded in the third quarter of 2017. The growth in the Kearl mine civil construction activity more than offset a decline in mine support activities at the same mine, compared to last year. Contributing to our current period revenue growth was the first quarter wrap up of mine support activity at the Fording River coal mine in southeast British Columbia, which had just begun project mobilization activities at the end of last year's period.
Our winter works program included volumes similar to last year's strong program with reclamation work at the Mildred Lake mine site and both overburden removal and tailings pond support activity at the Millennium mine site. We achieved these equivalent winter works volumes while also dedicating a portion of our equipment fleet capacity to the aforementioned incremental heavy civil construction and mine support activities. This was made possible due to our 2017 investment in growth capital, which expanded our large sized equipment fleet capacity combined with the effective execution of the earthworks program through the ever changing weather conditions of the winter season.
Our strong spring mine support service revenue and overburden removal activity generated at each of the Millennium and Mildred Lake mines outpaced the previous year's second quarter spring earthworks activity as that period was negatively affected by the cancellation of the aforementioned significant earthworks contract as a result of a plant fire. We were able to secure replacement work for the majority of the fleet committed to the cancelled project last year, but lost the early start-up advantage as we had to relocate the equipment to other sites.
We continue to participate in mine support service activity at multiple oil sands operations through our Dene North partnership, which began on April 1, 2017. At the same time, we continue to see increased activity generated from our new external maintenance service offering as interest continues to grow in our ability to be a cost effective and reliable alternative to established service providers.
Gross profit
For the six months ended June 30, 2018, gross profit was $36.4 million, or 18.8% of revenue, up from $21.9 million, or 15.6% of revenue in the same period last year.
The higher gross profit in the current period was a result of the higher revenue compared to last year, while the improved gross profit margin was driven by the more consistent flow of activity in the second quarter of this year which more than offset the negative effect of certain heavy civil construction and mine support contracts that included lower margin activity. Gross profit margins in the previous period were negatively affected by the aforementioned cancelled earthworks contract and a disproportionate level of drawdown of maintenance backlog during the slower second half of last year's period, generated from a strong winter works program.
For the six months ended June 30, 2018, depreciation was $29.2 million, or 15.1% of revenue, up from $22.6 million, or 16.1% of revenue in the same period last year. The lower depreciation as a percent of revenue reflects the benefits realized from the purchase of used equipment at below market pricing and the benefits from our maintenance initiatives designed to extend the useful life of our equipment fleet beyond historical levels.
Operating income
For the six months ended June 30, 2018, we recorded operating income of $18.8 million, compared to $7.9 million recorded in the same period last year. G&A expense, excluding stock-based compensation, was $11.4 million, up slightly from $11.0 million last year. We entered into a sub-lease for all of our committed space over the entire remaining term of our underutilized Edmonton office facility. This effectively eliminated all but $1.7 million of the future commitment for this facility over the next five years. Nonetheless, this negatively affected current year earnings as we recorded the anticipated loss as an expense against operating income.
Stock-based compensation cost increased $2.2 million compared to the prior year primarily as a result of the effect of a stronger share price on the carrying values of our liability classified award plan during the first six months of the year.
Net income
For the six months ended June 30, 2018, we recorded a $11.2 million net income (basic income per share of $0.45 and diluted income per share of $0.38), compared to a $3.4 million net income (basic income per share of $0.12 and diluted income per share of $0.11) recorded for the same period last year.
Interest expense for the six months ended June 30, 2018 was $3.4 million, up from $3.1 million recorded in the same period last year, primarily due to the issuance of Convertible Debentures at the end of the first quarter of the comparable prior period, partially offset by lower pricing under our current Credit Facility and improved pricing

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negotiated on recent capital equipment leases. We recorded a $4.1 million deferred income tax expense in the current period, higher than the $1.3 million deferred income tax expense recorded in the prior year as a result of the stronger results in the current period.
The variance between the basic income per share in the current period and the basic income per share in the prior year is partially affected by the reduction in the weighted average number of issued and outstanding common shares to 25,000,063 for the six months ended June 30, 2018 compared to 27,621,141 for the six months ended June 30, 2017, as a result of our ongoing share purchase programs. The variance between the diluted income per share in the current period and the diluted income per share in the prior year is also affected by the dilutive effect of our 2017 issued Convertible Debenture shares in the current period while the Convertible Debenture shares were anti-dilutive in the previous period's calculation. The Convertible Debentures had a $0.02 dilutive effect on the diluted income per share calculation in the current period compared to having no effect on the previous period's diluted income per share calculation. For a detailed calculation of basic and diluted income per share for the two periods and the effect of these items in the calculation, see "Note 8(b) - Net income (loss) per share" in our Interim Consolidated Financial Statements and notes that follow for the three and six months ended June 30, 2018.
For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.
Non-Operating Income and Expense

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2018	2017	Change	2018	2017	Change
Interest expense
Long term debt
Interest on capital lease obligations	$809	$817	$(8)	$1,577	$1,559	$18
Amortization of deferred financing costs	132	131	1	262	213	49
Interest on Credit Facility	175	322	(147)	616	767	(151)
Interest on Convertible Debentures	549	551	(2)	1,091	653	438
Interest on long term debt	$1,665	$1,821	$(156)	$3,546	$3,192	$354
Other interest income	(43)	(63)	20	(105)	(68)	(37)
Total interest expense	$1,622	$1,758	$(136)	$3,441	$3,124	$317
Foreign exchange loss	33	15	18	23	12	11
Income tax expense (benefit)	8	(2,163)	2,171	4,135	1,324	2,811
Interest expense
Total interest expense was $1.6 million during the three months ended June 30, 2018, down from $1.8 million in the prior year. During the six months ended June 30, 2018, total interest expense was $3.4 million up from $3.1 million in the prior year.
We recorded $0.5 million and $1.1 million, respectively, in interest on our Convertible Debentures during the three and six months ended June 30, 2018. A more detailed discussion on our Convertible Debentures, issued in March 2017, can be found under "Resources and systems - Securities and agreements" in this MD&A.
Interest on our Credit Facility decreased to $0.2 million and $0.6 million, respectively, during the three and six months ended June 30, 2018 from $0.3 million and $0.8 million in the respective corresponding prior year periods as a result of lower borrowings against our Credit Facility combined with lower pricing negotiated on our current Credit Facility, established during the third quarter of 2017.
Interest on capital lease obligations of $0.8 million and $1.6 million in the three and six months ended June 30, 2018, respectively, was comparable to the respective corresponding prior year periods. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs was $0.1 million and $0.3 million, respectively, during the three and six months ended June 30, 2018 compared to $0.1 million and $0.2 million in the respective corresponding periods last year. The two current periods include the amortization of deferred financing costs related to the Convertible Debentures while the prior six month period includes three months of amortization and the balance of the amortization related to our Series 1 Debentures that were repurchased in the first quarter of 2017. All periods include the amortization of deferred financing costs related to credit facilities.

Foreign exchange loss
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on accounts payables related to purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended June 30, 2018, we recorded no current income tax expense and a deferred income tax expense of $0.0 million. This compares to a combined income tax benefit of $2.2 million recorded for the same period last year.
For the six months ended June 30, 2018, we recorded no current income tax expense and a deferred income tax expense of $4.1 million. This compares to a combined income tax expense of $1.3 million recorded for the same period last year.
Income tax as a percentage of taxable income differs from the statutory rate of 27% in all periods primarily to due permanent differences resulting from stock-based compensation and income tax adjustments and reassessments.
Backlog
With the adoption of the new US GAAP revenue standard that requires us to disclose "transaction price allocated to the remaining performance obligations" and the recent award of two contracts with significant performance obligations we believe that a discussion of anticipated backlog has become relevant starting in 2018.
The following summarizes our anticipated backlog as at June 30, 2018 and March 31, 2018 and the revenue generated from backlog during the respective three month periods:

(dollars in thousands)	Jun 30, 2018	Mar 31, 2018
Anticipated backlog	$328,493	$82,672

Revenue generated from backlog during the three month period	$39,436	$33,678
As at June 30, 2018, we expect that $54.9 million of our anticipated backlog will be performed over the balance of the current year.
As discussed in "Significant Business Events" in this MD&A, our anticipated backlog increased over the three months ended June 30, 2018 as a result of awards with defined scope under our master services agreements and multiple use contracts.
Backlog is a non-GAAP measure and is defined in "Explanatory Notes - Non-GAAP financial measures" in this MD&A. For the three months ended March 31, 2018 and June 30, 2018, respectively, our definition of Backlog aligns with the US GAAP definition of "transaction price allocated to the remaining performance obligations", as disclosed in "Note 7 - Revenue" in our most recent interim financial statements.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements and multiple use contracts where scope is not clearly defined.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

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•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution of variable consideration related to unpriced contract modifications;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Convertible Debentures, Credit Facility and capital leases and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Revenue	$79.5	$114.7	$82.0	$70.0	$47.6	$92.8	$62.2	$48.2
Gross profit (loss)(i)	9.7	26.8	12.0	5.8	(1.2)	23.0	6.4	5.4
Operating income (loss)	1.7	17.1	4.5	1.0	(6.6)	14.4	(1.2)	(0.3)
EBIT(i)	1.7	17.1	4.5	1.1	(6.6)	14.5	0.2	(0.4)
Adjusted EBITDA(i)	15.2	39.1	18.1	11.5	2.0	31.6	15.5	8.7
Net income (loss)	0.0	11.1	2.5	(0.6)	(6.2)	9.6	(0.5)	(1.4)
Net income (loss) per share - basic(ii)	$0.00	$0.44	$0.10	$(0.02)	$(0.23)	$0.34	$(0.02)	$(0.05)
Net income (loss) per share - diluted(ii)	$0.00	$0.36	$0.09	$(0.02)	$(0.23)	$0.31	$(0.02)	$(0.05)

Cash dividend per share (iii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii) Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.
(iii) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
The results for the three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the fire and evacuation in Fort McMurray. We were able to return to the mine sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2017.
Unpriced Contract Modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
During the six months ended June 30, 2018, we recognized minimal revenue from variable consideration related to unpriced contract modifications.
As at June 30, 2018, we had $7.4 million of unresolved unpriced contract modifications on our balance sheet. This compares to $8.0 million of unresolved unpriced contract modifications recorded as at December 31, 2017. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.
D. OUTLOOK
We have just completed the second quarter of the second year of a three year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that period.s Our strategy to achieve the growth is to:

1.	Build production related recurring services volumes in our core oil sands market, together with the addition of value creating services.

2.	Expand our market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.s
Following on from 37% and 24% growth in revenue and EBITDA respectively in 2017, we are also on track to exceed our growth objectives for 2018. EBITDA growth is now expected to be at least 30%, bringing strong earnings (EPS) gains.s We also believe that we can meet our growth targets for 2019s, with this very positive outlook supported by:

•	The successful renewal of all of our oil sands long term services agreements such that we are not faced with a contract expiration until late 2020;

•
Our customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel.s On this theme we executed two large earthworks jobs for the winter season with volumes similar to last year's strong program. Also during the second quarter we negotiated three- year term contracts for both overburden stripping and reclamation services, with one customer, with a combined value of around $280 million. Work on the reclamation contract will commence this winter with the overburden work starting in the spring of next year, essentially providing a three year extension of the current 2018 overburden removal contract.s

•
The new Fort Hills oil sands mine is anticipated to provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply;s

•	A good line of sight to meaningful heavy construction activity for the summer season of 2018, after a four year hiatus, due to the deep cyclical downturn in the oil industry;s

•
The award of a three year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter of 2017, was modest at first, but it is expected to increase over the work duration;s

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•
The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA. We plan to build on our bidding success of 2017, with additional awards in 2018 and 2019;s

•
Further success at pre-qualifying to bid for major infrastructure projects.s In late 2017 we were chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories, which, if successful would lead to an anticipated mobilization in the Fall of 2019;s and

•
Good progress with leveraging our core equipment maintenance competence into work for third parties. We already have jobs for five customers in our Edmonton maintenance facility and we believe that this initiative could have a discernible impact on our 2018 results.s Beyond that, we plan to be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets. Eventually, this external maintenance business could potentially provide more than $30 million in annual revenue stream for us.s

Overall, we are very encouraged by this bright outlook and intend to achieve the growth objectives while maintaining a strong balance sheet.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2018, we had 145 salaried employees (June 30, 2017 - 129 salaried employees) and approximately 1,000 hourly employees (June 30, 2017 - approximately 700 hourly employees) in our Western Canadian operations. Of the hourly employees, approximately 82% of the employees are union members and work under collective bargaining agreements (June 30, 2017 - 77% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our clients. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to 1,600 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A collective agreement, specific to work performed in our Acheson maintenance shop between the Operating Engineers Local 955, and North American Maintenance Ltd. was ratified on April 11, 2018. The new collective agreement is in place until 2023.
We also have a collective agreement in place with the Construction and Allied Workers Union, CLAC, Local 68, for the Highland Valley Copper Mine project located near Logan Lake, British Columbia, which will expire in April 2020.
Our relationship with all of our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW
Consolidated cash flows are summarized in the table below:

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2018	2017	Change	2018	2017	Change
Cash provided by operating activities	$25,789	$19,703	$6,086	$64,825	$44,790	$20,035
Cash used in investing activities	(21,409)	(7,285)	(14,124)	(38,135)	(17,073)	(21,062)
Cash used in financing activities	(13,649)	(21,855)	8,206	(32,040)	(6,798)	(25,242)
Net (decrease) increase in cash	$(9,269)	$(9,437)	$168	$(5,350)	$20,919	$(26,269)
Operating activities
Cash provided by operating activities for the three months ended June 30, 2018 was $25.8 million, compared to cash provided by operating activities of $19.7 million for the three months ended June 30, 2017. The increase in cash flow in the current period is a result of stronger profitability in the current period partially offset by a $7.2 million reduction in the cash contribution from the change in non-cash working capital. In the prior period, the drop off of revenues from the strong first quarter triggered a strong cash contribution from non-cash working capital reductions in the second quarter. Higher activity levels in the current quarter which required further investment in non-cash working capital partially offset by the cash contribution from the reduction of net working capital related to our strong first quarter of this year.
Cash provided by operating activities for the six months ended June 30, 2018 was $64.8 million, compared to cash provided of $44.8 million for the six months ended June 30, 2017. The increase in cash flow in the current period is primarily a result of improved profitability. The contribution of cash from the change in non-cash working capital was similar between the two periods as the higher investment in the majority of non-cash working capital accounts required in the second quarter of the current year, driven by the higher activity levels was offset by the difference in timing of vendor settlements between the two periods.
Cash provided from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2018	2017	2018	2017
Cash provided by (used in) net change in non-cash working capital
Accounts receivable(i)	$9,554	$30,722	$(6,336)	$17,094
Contract assets(i)	2,502	(7,096)	12,177	(2,117)
Inventories	(1,345)	1,015	(1,447)	560
Contract costs	144	—	(166)	—
Prepaid expenses and deposits	(326)	(1,230)	(1,152)	(809)
Accounts payable	3,045	(3,183)	13,388	3,050
Accrued liabilities	249	(94)	(2,680)	(3,374)
Contract liabilities	(1,693)	(809)	(51)	(300)
	$12,130	$19,325	$13,733	$14,104
(i) Included in the change for the three and six months ended June 30, 2018 is a decrease of $2.6 million and an increase of $4.5 million to accounts receivable, respectively, and a corresponding increase and decrease in contract assets related to the adoption of the new revenue standard. Unbilled amounts where we have an unconditional right to compensation are now classified as accounts receivable. These amounts were classified as contract assets prior to adoption.
Investing activities
Cash used in investing activities for the three months ended June 30, 2018 was $21.4 million, compared to cash used in investing activities of $7.3 million for the three months ended June 30, 2017. Investing activities for the three months ended June 30, 2018 included $22.5 million for the purchase of property, plant and equipment and intangible assets partially offset by $0.9 million in proceeds from the disposal of property, plant and equipment and assets held for sale and a $0.1 million repayment by our Dene North partnership on a long term loan we extended to the partnership. Prior period investing activities included $7.0 million for the purchase of property, plant and

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equipment and intangible assets, $1.2 million used for our 49% investment in the Dene North partnership and $0.3 million used to fund a long term loan to the Dene North partnership, partially offset by $1.2 million of cash received for proceeds on the disposal of property, plant and equipment and assets held for sale, primarily generated from a financing arrangement involving four heavy haul trucks.
Cash used in investing activities for the six months ended June 30, 2018 was $38.1 million, compared to $17.1 million of cash used in investing activities for the six months ended June 30, 2017. Investing activities for the six months ended June 30, 2018 included $41.3 million for the purchase of plant, equipment and intangible assets and $0.8 million provided to the Dene North partnership as a long term loan, partially offset by $2.4 million in proceeds from the disposal of property, plant and equipment and assets held for sale. The proceeds included $1.3 million received from a finance arrangement with one of our leasing facility providers using equipment as security.
Prior year investing activities included $26.5 million for the purchase of property, plant and equipment and intangible assets, $1.2 million in contributions to Dene North partnership for our 49% ownership interest, partially offset by $10.9 million from proceeds on the disposal of property, plant and equipment and assets held for sale, which included $9.1 million received from a financing arrangement with one of our leasing facility providers using two large capacity excavator / shovels as security.
Financing activities
Cash used in financing activities during the three months ended June 30, 2018 was $13.6 million, primarily from $8.5 million of capital lease obligation repayments and $4.8 million for the purchase and subsequent cancellation of common shares. Cash used in financing activities during the three months ended June 30, 2017 was $21.9 million, primarily from $7.9 million of capital lease obligation repayments, $7.5 million for the purchase and subsequent cancellation of common shares and $5.7 million of Credit Facility repayments.
Cash used in financing activities during the six months ended June 30, 2018 was $32.0 million, which included $8.0 million of net Credit Facility repayments, $15.9 million in capital lease obligation repayments, $7.1 million used for the purchase and subsequent cancellation of common shares, $0.7 million used for treasury share purchases and $0.7 million received from stock option exercises. Cash used in financing activities for the six months ended June 30, 2017 was $6.8 million, which included $40.0 million of proceeds received from issuing Convertible Debentures, $17.7 million of Credit Facility repayments, $14.7 million in capital lease obligation repayments, $7.5 million used for the purchase and subsequent cancellation of common shares, $4.1 million used for treasury share purchases, $2.2 million used for financing costs incurred from issuing the Convertible Debentures and $0.5 million received from stock option exercises.
Cash used for dividends payments in the current periods declined slightly from the respective previous periods as a result of our share purchase program that has reduced the outstanding common shares balance over the periods.
LIQUIDITY
As at June 30, 2018, we had $2.8 million in cash, $24.0 million in borrowings from our Credit Facility and a further $0.9 million in letters of credit drawn against our Credit Facility. Letters of credit are not recorded as credit facility liabilities on our balance sheet until such time as the letter of credit holder is empowered under the terms of the agreement to trigger a payment, however letters of credits are considered as a draw against our Credit Facility capacity.
Our Credit Facility has a $140.0 million capacity thus we have $115.1 million unused borrowing availability on the Credit Facility for a total liquidity of $117.9 million (defined as cash plus available and unused Credit Facility borrowings and letter of credit draws). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our capital lease borrowing is limited to $100.0 million. As at June 30, 2018, we had $31.0 million in unused capital lease borrowing availability under the terms of our Credit Facility. There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

Summary of Consolidated Financial Position

(dollars in thousands)	June 30, 2018	December 31, 2017	Change
Cash	$2,836	$8,186	$(5,350)
Current working capital assets
Accounts receivable	$53,142	$46,806	$6,336
Contract assets	8,848	21,572	(12,724)
Inventories	6,201	4,754	1,447
Contract costs	1,090	422	668
Prepaid expenses and deposits	2,882	1,898	984
Current working capital liabilities
Accounts payable	(48,579)	(35,191)	(13,388)
Accrued liabilities	(9,410)	(12,434)	3,024
Contract liabilities	(773)	(824)	51
Total adjusted net current working capital(i)	$13,401	$27,003	$(13,602)

Intangible assets	781	938	(157)
Assets held for sale	4,066	5,642	(1,576)
Property, plant and equipment	307,293	278,648	28,645

Total long term financial liabilities (ii)(iii)	(113,385)	(115,505)	2,120

Debt
Capital lease obligations (including current portion)	(68,968)	(66,969)	(1,999)
Credit Facility (including current portion)(ii)	(24,000)	(32,000)	8,000
Convertible Debentures (ii)	(40,000)	(40,000)	—
Total Debt(iv)	(132,968)	(138,969)	6,001
Cash	2,836	8,186	(5,350)
Net Debt(iv)	$(130,132)	$(130,783)	$651
(i) Total adjusted net current working capital excludes cash, assets held for sale and the current portion of capital lease obligations.
(ii) Excludes deferred financing costs.
(iii) Total long term financial liabilities exclude the current portions of capital lease obligations, long term lease inducements, asset retirement obligations, deferred gain on sale-leaseback, onerous lease contingency and both current and non-current deferred income tax balances.
(iv) For a definition of Total Debt and Net Debt, see "Non-GAAP Financial Measures".
The following table provides reconciling items between the movement of working capital accounts (change column) in the Summary of Consolidated Financial Position table, above and the amounts shown in the "Net change in non-cash working capital" table in "Summary of Consolidated Cash Flow" in this MD&A:

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2018	2017	2018	2017
Net decrease in contract assets related to adoption of accounting standard	—	—	(547)	—
Net increase to contract costs related to adoption of accounting standard	—	—	502	—
Net increase in prepaid expenses and deposits due to long term portion adjustment	200	(26)	168	20
Net decrease in accrued liabilities related to conversion of bonus compensation to DSUs	—	—	(326)	—
Net decrease in accrued liabilities related to dividend payable	(12)	(38)	(18)	(27)
Current working capital fluctuations effect on liquidity
As at June 30, 2018, we had $1.4 million in trade receivables that were more than 30 days past due compared to $0.3 million as at December 31, 2017. At June 30, 2018 and at December 31, 2017, we did not have an allowance for doubtful accounts related to our trade receivables as we feel that there is minimal risk in the collection of these past due trade receivables.s We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed modifications. A contract modification is determined to exist when it either creates new or changes existing legally enforceable rights and obligations. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint.

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As at June 30, 2018, we had $7.3 million of unresolved unpriced contract modifications recorded on our balance sheet ($8.0 million as at December 31, 2017). For a more detailed discussion on claims revenue refer to “Unpriced Contract Modifications”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements for accounts receivable and contract asset balances at the start of such projects.
Our working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at June 30, 2018, holdbacks totaled $0.7 million, up from $0.6 million as at December 31, 2017. The current year increase in holdbacks reflects the continued activity on certain construction services projects that have not yet reached substantial completion.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities, borrowings under our Credit Facility and borrowings from our equipment leasing partners.s
Cash used for net capital expenditures (expenditures, net of proceeds) for the three and six months ended June 30, 2018, was $21.5 million and $38.9 million, respectively ($5.9 million and $15.6 million for the three and six months ended June 30, 2017). The net cash used for capital expenditures for the current two periods included $nil and $1.3 million, respectively, in proceeds from finance arrangements with our leasing facility providers ($nil and $9.1 million, respectively for the three and six months ended June 30, 2017). We recorded an equivalent amount as a capital lease liability from these equipment financing transactions.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet capital investment requirements through capital leases and we continue to lease our motor vehicle fleet through our capital lease facilities. During the three and six months ended June 30, 2018, we acquired $0.2 million and $15.4 million, respectively, in equipment through capital leases ($6.9 million and $13.2 million, respectively, for the three and six months ended June 30, 2017).
Our combined capital investment for the three and six months ended June 30, 2018, both funded by cash or financed through capital leases, included $10.0 million and $22.0 million, respectively, in growth capital investments with the balance supporting our sustaining capital investment requirements. By comparison, we invested $0.2 million and $5.6 million, respectively, in growth capital for the three and six months ended June 30, 2017. The growth capital investment in the two current year periods primarily reflects our investment in the construction of our new maintenance and office facility just outside Edmonton, Alberta coupled with the continued strategic acquisition of used equipment at discounted pricing.
Our equipment fleet is currently split among owned (50%), capital leased (44%) and rented equipment (6%).
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2018, we expect our annual sustaining capital expenditures to range between

$35.0 million to $50.0 million, net of normal equipment disposals, primarily related to essential equipment replacement and capital maintenance requirements. We believe that our annual growth capital expenditures could range from $30.0 million to $40.0 million, to support our investment in our new maintenance facility and the continued expansion of our equipment fleet capacity. We believe that our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet our sustaining and growth capital investment requirements. We also believe that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2017.
Our principal contractual obligations relate to our long term debt, capital and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments on Credit Facility and Convertible Debentures as early repayment is possible resulting in lower interest payments unless otherwise noted, as at June 30, 2018.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2018	2019	2020	2021	2022 and thereafter
Convertible Debentures(i)	$40,000	$—	$—	$—	$—	$40,000
Credit Facility(ii)	24,000	—	—	24,000	—	—
Capital leases (including interest)	73,821	16,740	26,180	16,451	8,456	5,994
Equipment and building operating leases(iii)	2,636	821	359	410	436	610
Capital for property, plant and equipment	4,500	4,500	—	—	—	—
Supplier contracts	7,614	7,614	—	—	—	—
Total contractual obligations	$152,571	$29,675	$26,539	$40,861	$8,892	$46,604
(i) The Convertible Debentures bear interest of 5.5% and mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, which commenced on September 30, 2017.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate ("LIBOR") (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(iii) Equipment and building operating leases are net of receivables on subleases of $21,002 (2018 - $2,041; 2019 - $4,494; 2020 - $4,553; 2021 - $4,573; 2022 and thereafter - $5,341).
Our total contractual obligations of $152.6 million as at June 30, 2018, have decreased from $180.9 million as at December 31, 2017, primarily as a result of a reduction in borrowings on our Credit Facility, payments against our commitment related to capital for property, plant and equipment and scheduled payments on our capital leases and building operating leases. In addition, the reduction in commitments for equipment and building operating leases reflects the execution of a new building sublease which is netted against the balance of lease payments over the remaining term of that lease. For a full discussion on the Credit Facility see "Credit Facility", below, and for a discussion on Convertible Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On May 1, 2018, we declared a second quarter 2018 dividend of $0.02 per share totaling $0.5 million. At June 30, 2018, the dividend payable was included in accrued liabilities and was subsequently paid on July 6, 2018.
Cash used for the purchase of treasury shares through our trust agreement was $0.0 million and $0.7 million, respectively, for the three and six months ended June 30, 2018 ($0.1 million and $3.6 million, respectively, for the three and six months ended June 30, 2017). Cash used for the share purchase program under normal course issuer bids was $4.8 million and $7.1 million, respectively, for the three and six months ended June 30, 2018 ($7.5 million for both the three and six months ended June 30, 2017).
For a complete discussion of the trust share purchases and our share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our NCIB see "Significant Business Events" in this MD&A.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

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On August 14, 2017, we commenced a Normal Course Issuer Bid ("NCIB"), which authorizes us to purchase up to 2,424,333 common shares through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). A limit of 1,460,089 of the total number of common shares can be purchased on the NYSE to comply with relevant securities laws, which represents 5% of the issued and outstanding common shares. At December 31, 2017, we had purchased and subsequently cancelled 1,142,762 shares under this NCIB.For the six months ended June 30, 2018, we have used $7.1 million in cash to purchase and subsequently cancel a further 992,585 common shares in the normal course during the current year leaving a balance of 288,986 common shares authorized for purchase under this NCIB until its expiry on August 13, 2018. The current year NCIB programs have reduced our outstanding common share balance excluding treasury shares to 24,584,562 as at June 30, 2018. This outstanding common share balance is net of the 2,716,023 common shares classified as treasury shares as at June 30, 2018.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 26, 2018, there were 27,300,585 voting common shares outstanding, which included 2,081,965 common shares held by the trust and classified as treasury shares on our consolidated balance sheets. We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at June 30, 2018, there were an aggregate of 640,520 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 640,520 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Convertible Debentures
On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024. We pay interest an annual rate of 5.50%, payable semi- annually on March 31 and September 30 of each year, commencing September 30, 2017.
The Convertible Debentures may be converted into common shares at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.
The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. We have the option to redeem the Convertible Debentures at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, we are required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of June 30, 2018 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2018 that have materially affected, or are reasonably likely to affect, our ICFR. With the adoption of the new revenue standard, we assessed and revised ICFR to reflect the changes to our processes. These changes have not materially affected, nor are they reasonably likely to affect, the effectiveness of our ICFR.
Accounting Pronouncements
Accounting pronouncements recently adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related ASUs which provide guidance that requires an entity to recognize revenue in accordance with a five step model. We adopted Topic 606 Revenue from Contracts with Customers with a date of initial application of January 1, 2018 using the modified cumulative effect retrospective method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under the previous revenue standard.

◦
We applied Topic 606 to contracts that were not completed at the time of transition. We also elected to use the contract modification practical expedient to not separately evaluate the effects of each contract modification before the period of adoption of Topic 606.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This standard was adopted January 1, 2018 and the adoption did not have a material effect on our consolidated financial statements.

•	Stock-Based Compensation

◦
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are assessing the effect that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three and six months ended June 30, 2018 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2017.

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G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The value of our backlog as well as the expectation as to how much will be performed in 2018.

•	Our belief that we will be able to achieve a minimum 15% compound growth in revenue and EBITDA over the period of our three year organic growth plan.

•
Our belief that we will be able to achieve growth through building production related recurring services volumes in our core oil sands market together with the addition of value creating services and through expanding our market coverage to include other resource mines and infrastructure projects that involve major earthworks.

•	Our belief that we will be able to exceed our growth objectives for 2018 and achieve them for 2019.

•	Our expectation that our customers will continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel.

•
Our expectation that work on the three-year-term reclamation services contract we recently negotiated will commence this winter and that work on the three-year-term overburden contract we recently negotiated will commence in the spring of 2019.

•
Our anticipation that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for our services and an indirect benefit from the overall tightening of heavy equipment supply.

•	Our belief that there will be meaningful heavy construction activity for the summer season of 2018.

•	Our expectation that revenue from the three year site support contract at the Highland Valley copper mine will increase over the work duration.

•	Our expectation that we will build on our bidding success of 2017 on natural resource related contracts, with additional awards in 2018 and 2019.

•	Our expectation that we will have further success at pre-qualifying to bid for major infrastructure projects.

•	Our belief that our third party maintenance work could have a discernible impact on our 2018 results.

•
Our expectation that we will be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of our customers’ equipment assets and which could ultimately provide more than $30.0 million in annual revenue stream for us.

•	Our expectation that we will not experience a strike or lockout.

•	Our belief that there is minimal risk in the collection of our past due trade receivables.

•
Our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2018 from existing cash balances, cash provided by operating activities, borrowings under our Credit Facility and borrowings from our equipment leasing partners.

•	Our belief that we will be able to leverage the liquidity provided by our Credit Facility to finance the construction of our new maintenance facility.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	that trading volumes and liquidity of our shares remain roughly at historic levels;

•	that our issued shares are not diluted other than through normal course exercises of options;

•	our level of receivables, inventory and contract assets, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2018;

•	that the Canadian dollar does not significantly appreciate in 2018;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of safety management, service execution, equipment reliability and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in a timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern or east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2017 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied

NOA

upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2017 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At June 30, 2018, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended Credit Facility are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At June 30, 2018, we had $24.0 million of outstanding debt pertaining to our Credit Facility (December 31, 2017 – $32.0 million).

H. GENERAL MATTERS
Additional Information
Our corporate office was recently re-located to 26550 Acheson Road, Acheson, Alberta, T7X 6B2. Our corporate head office telephone and facsimile numbers remain unchanged and are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2017, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 31, 2018

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Construction Group Ltd. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: July 31, 2018

/s/ Rob Butler
Vice President, Finance